                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

                               RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   76009N 10 0
                      (CUSIP Number of Class of Securities)

                                 MARK E. SPEESE
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                              5700 TENNYSON PARKWAY
                                   THIRD FLOOR
                               PLANO, TEXAS 75024
                            TELEPHONE: (972) 801-1100
                 (Name, Address and Telephone Numbers of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             THOMAS W. HUGHES, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                            TELEPHONE: (214) 745-5201

                            CALCULATION OF FILING FEE

               TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
   ---------------------------------------------   ---------------------------------------------
                   $160,600,000                                       $12,993

*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,200,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $73.00 per share.

**Previously paid.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:           Filing Party:
                                                -------                -------
                      Form or Registration No.:         Date Filed:
                                                -------                -------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ]      third-party tender offer subject to Rule 14d-1.

                  [X]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  SCHEDULE TO/A

         This Amendment No. 8 to Tender Offer Statement on Schedule TO relates to the offer by Rent-A-Center, Inc., a Delaware corporation, to purchase up to 2,200,000 shares, of its common stock, $0.01 par value per share, or such lesser number of shares as are properly tendered. Rent-A-Center's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003, as supplemented June 5, 2003, and in the related Amended Letter of Transmittal previously distributed to stockholders, which, as they may be further amended and supplemented from time to time, constitute the tender offer. This Amendment No. 8 amends and supplements the statement on Schedule TO originally filed on April 28, 2003, and amended in certain respects on May 2, May 6, May 9, May 13, May 28, June 5 and June 6, 2003. This Amendment No. 8 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

         The responses to the items of Schedule TO filed April 28, 2003, as amended May 2, May 6, May 9, May 13, June 5 and June 6, 2003 are hereby supplemented as follows.

Item 4. Terms of the Transaction

         The tender offer expired at 12:00 midnight, New York City time, on Thursday, June 19, 2003. Based on a final count by the Depositary for the tender offer, 1,769,960 shares of common stock, representing approximately 5.0% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $73.00 per share. Rent-A-Center accepted for payment all shares properly tendered and not withdrawn at a purchase price of $73.00 per share in accordance with the terms of the offer. The Depositary will promptly issue payment for all shares purchased.

Item 11. Additional Information

         On June 20, 2003, we issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on June 19, 2003.

Exhibits.

(a)(1)(i)     Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)    Letter of Transmittal.

(a)(1)(iii)   Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)    Letter to Participants in Our 401(k) Plan.

(a)(1)(vii)   Supplement to the Offer to Purchase, dated June 5, 2003.

(a)(1)(viii)  Amended Letter of Transmittal.

(a)(1)(ix)    Amended Letter to Stockholders, dated June 5, 2003.

(a)(1)(x) Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xi) Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xii)   Amended Letter to Participants in Our 401(k) Plan.

(a)(5)(i) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii) Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)    Form of Summary Advertisement.

(a)(5)(v) Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue $300 Million of Senior Subordinated Notes due 2010 at 7.5% Interest.

(a)(5)(vi) Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces Reduction in Senior Term Debt Sought.

(a)(5)(vii) Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases 11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes Due 2010.

(a)(5)(viii)  Letter to stockholders of record mailed May 6, 2003.

(a)(5)(ix) Press Release, dated May 28, 2003, Rent-A-Center, Inc. Announces Refinancing of its Senior Debt.

(a)(5)(x) Press Release, dated June 5, 2003, Rent-A-Center, Inc. Announces an Increase in the Purchase Price and Extension of Expiration Date Under Its Modified Dutch Auction Tender Offer.

(a)(5)(xi) Press Release, dated June 20, 2003, Rent-A-Center, Inc. Announces Preliminary Results of Tender Offer.

(b)(1) Indenture, dated as of May 6, 2003, by and among Rent-A-Center, Inc., as Issuer, Rent-A-Center East, Inc., ColorTyme, Inc., and Rent-A-Center Texas, L.L.C., as Guarantors, and the Bank of New York, as Trustee.

(b)(2) Credit Agreement, dated as of May 28, 2003, among Rent-A-Center, Inc., as Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, as Lenders, Morgan Stanley Senior Funding Inc., as documentation agent, JP Morgan Chase Bank and Bear, Stearns & Co. Inc., each as syndication agent, Wachovia Bank, National Association, UBS Warburg LLC, United Overseas Bank and Credit Lyonnais, each as managing agent, and Lehman Commercial Paper Inc., as administrative agent.

(d)(1) Stock Purchase and Exchange Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.

(d)(2) Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

(d)(3) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., related to the Series A Convertible Preferred Stock.

(d)(4) Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5) Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)        Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 20, 2003             Rent-A-Center, Inc.

                                 By: /s/ Mark E. Speese
                                     -----------------------------------------
                                     Mark E. Speese, Chairman of the Board and
                                     Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
(a)(1)(i)*    Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)*   Letter of Transmittal.

(a)(1)(iii)*  Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

(a)(1)(v)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.

(a)(1)(vi)*   Letter to Participants in Our 401(k) Plan.

(a)(1)(vii)*  Supplement to the Offer to Purchase, dated June 5, 2003.

(a)(1)(viii)* Amended Letter of Transmittal.

(a)(1)(ix)*   Amended Letter to Stockholders, dated June 5, 2003.

(a)(1)(x)*    Amended Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

(a)(1)(xi)*   Amended Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

(a)(1)(xii)*  Amended Letter to Participants in Our 401(k) Plan.

(a)(5)(i)*    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii)*   Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii)*  Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces
              Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)*   Form of Summary Advertisement.

(a)(5)(v)*    Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue
              $300 Million of Senior Subordinated Notes due 2010 at 7.5%
              Interest.

(a)(5)(vi)*   Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces
              Reduction in Senior Term Debt Sought.

(a)(5)(vii)*  Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases
              11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes
              Due 2010.

(a)(5)(viii)* Letter to stockholders of record mailed May 6, 2003.

(a)(5)(ix)*   Press Release, dated May 28, 2003, Rent-A-Center, Inc. Announces
              Refinancing of Its Senior Debt.

(a)(5)(x)* Press Release, dated June 5, 2003, Rent-A-Center, Inc. Announces an Increase in the Purchase Price and Extension of Expiration Date
              Under Its Modified Dutch Auction Tender Offer.

(a)(5)(xi)**  Press Release, dated June 20, 2003, Rent-A-Center, Inc. Announces
              Preliminary Results of Tender Offer.

(b)(1)(1) Indenture, dated as of May 6, 2003, by and among Rent-A-Center, Inc., as Issuer, Rent-A-Center East, Inc., ColorTyme, Inc., and
              Rent-A-Center Texas, L.L.C., as Guarantors, and the Bank of New
              York, as Trustee.

(b)(2)*       Credit Agreement, dated as of May 28, 2003, among Rent-A-Center,
              Inc., as Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit
              Agreement, as Lenders, Morgan Stanley Senior Funding Inc., as documentation agent, JP Morgan Chase Bank and Bear, Stearns & Co.
              Inc., each as syndication agent, Wachovia Bank, National
              Association, UBS Warburg LLC, United Overseas Bank and Credit
              Lyonnais, each as managing agent, and Lehman Commercial Paper
              Inc., as administrative agent.

(d)(1)* Stock Purchase and Exchange Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas
              Partners IV, L.P. and Rent-A-Center, Inc.

(d)(2)(2)     Third Amended and Restated Stockholders Agreement, dated as of
              December 31, 2002, by and among Apollo Investment Fund IV, L.P.,
              Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center,
              Inc., and certain other persons.

(d)(3)(3) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and
              Apollo Overseas Partners IV, L.P., related to the Series A
              Convertible Preferred Stock.

(d)(4)(4)     Second Amendment to Registration Rights Agreement, dated as of
              August 5, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5)(5)     Third Amendment to Registration Rights Agreement, dated as of
              December 31, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)(6)     Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

----------

*  Previously filed.
**  Filed herewith.

(1) Incorporated herein by reference to Exhibit 4.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(2) Incorporated herein by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(3) Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(4) Incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(5) Incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(6) Incorporated herein by reference to Exhibit 99.1 to the registrant's Post-Effective Amendment No. 1 to Form S-8 dated as of December 31, 2002.